

VENTAS, INC. (NYSE: VTR)
RESPONDING TO THE COMPANY'S UNDERWHELMING "WINNING STRATEGY"
APRIL 2022

L & B

www.CureVentas.com



LEGAL DISCLOSURE

DISCLAIMER

The materials contained herein (the "Materials") represent the opinions of Land & Buildings Investment Management, LLC and the other participants named in this proxy solicitation (collectively, "Land & Buildings") and are based on publicly available information with respect to Ventas, Inc. (the "Company"). Land & Buildings recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with the Land & Buildings' conclusions. Land & Buildings reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Land & Buildings disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by Land & Buildings herein are based on assumptions that Land & Buildings believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Certain members of Land & Buildings currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of Land & Buildings from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that Land & Buildings discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and Land & Buildings expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Land & Buildings. Although Land & Buildings believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Land & Buildings will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, Land & Buildings has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.



WHAT VENTAS WANTS INVESTORS TO BELIEVE IS HIGHLY MISLEADING

CORRECTING THE RECORD, IT APPEARS THAT:

- Ventas wants investors to believe it has performed similarly – or even better – than its closest peer Welltower (WELL), which is misleading at best given Ventas' consistent and persistent total shareholder return (TSR) underperformance, normalized FFO/share growth underperformance and massively deteriorating relative valuation

- Ventas wants investors to believe it has performed similarly – or even better – than the NAREIT healthcare index, but the Company is forced to cherry-pick dates over the past decade to make the comparison as favorable as they can

- Ventas wants investors to believe it's a beat and raise story, while ignoring the years of downward earnings estimate revisions as the Company continually walked back future growth projections

- Ventas wants investors to believe sell-side analysts are highly supportive of Company management, capital allocation, and communication, but even a curated collection of analyst quotes can only show lukewarm support

- Ventas wants investors to believe it has a "thoughtful" Board refreshment process ongoing, but upon closer look it's clear the Board has a two-tier structure with recently elected directors having limited power, including committee assignments

- Ventas wants investors to believe that Land & Buildings is unreasonable and does not have a plan – in reality Land & Buildings has continually sought out a collaborative solution, including outreach to the Company last week, and has laid out a 4-pronged plan to restore Ventas to blue-chip status

- Ventas wants investors to believe Jonathan Litt is not qualified to be a Company director, when the truth is he is uniquely qualified given decades of leadership in the REIT sector as both a top-rated analyst and leading engaged investor

Source: Land & Buildings, SEC filings

WHAT VENTAS DID NOT RESPOND TO

WHAT THE COMPANY SEEMINGLY FAILED TO ADDRESS IS MOST TELLING:



- TSR and valuation underperformance to Welltower, its closest peer, over standard time periods

- TSR and earnings underperformance prior to COVID-19 pandemic

- Same-store senior housing operating underperformance and operator concentration and performance issues

- Investor communication failures including 2019 "Pivot to Growth" and consistent overconfidence in face of lagging results

- Lack of value creation and opportunity cost of large mega-deals (NHP, HCT, etc.)

- Land & Buildings' plan to help restore Ventas to its blue-chip status

Source: Land & Buildings, SEC filings

VTR VS. WELL — A DISINGENUOUS DEFENSE

Ventas is not disputing Welltower (WELL) as its closest peer, but appears to be selectively deciding when to compare itself to WELL

Land & Buildings uses actual results in its earnings analysis prior to 2022 and uses consensus estimates for 2022 growth – this is not an "error" to be fixed in our view but an intentional illustration of the Company's continued inferior performance and lack of earnings growth despite powerful industry-wide senior housing momentum





Ventas' focus on only the most recent quarter of senior housing operating (SHOP) results after badly underperforming in prior periods is highly telling

Ventas cannot have its cake and eat it too – the fact that the Company has adjusted for its spin-off of CCP in 2015, but does not adjust for similar restructurings by its peers – including the nearly ~$4 billion in WELL dispositions in 2015/2016 – is misleading in our view

Source: Land & Buildings, SEC filings

CHERRY-PICKING TIME PERIOD AND PEER SET



Ventas' TSR badly underperformed prior to COVID-19 – using COVID as a shield against underperformance is a stretch



Ventas ignores a direct comparison to Welltower, despite acknowledging WELL as its closest peer for comparison as seen on the prior page

Ventas ignores the unaffected date and uses TSR performance following Land & Buildings' first public engagement, claiming the 12% subsequent advance in the shares as completely their own, and seemingly cherry-picking a March 25, 2022 end date (when the shares peaked on a relative basis)

Source: Land & Buildings, SEC filings













BEATING ALREADY LOWERED ESTIMATES

Earnings Estimates vs Actual Results
VENTAS
Normalized FFO per Share Performance vs. Consensus
+$0.04 +$0.06 +$0.02 +$0.01 +$0.03 +$0.02 +$0.02 +$0.01 +$0.08 +$0.03 +$0.03 +$0.10 +$0.01 +$0.02 – +$0.02
1Q'18 2Q'18 3Q'18 4Q'18 1Q'19 2Q'19 3Q'19 4Q'19 1Q'20 2Q'20 3Q'20 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21
Normalized FFO per Share Performance vs. Guidance(1)
+$0.02 +$0.02 +$0.03 +$0.04 +$0.01 +$0.04
FY18 FY19 1Q'21 2Q'21 3Q'21 4Q'21
Source: Company filings and FactSet.
(1) Reflects midpoint of final guidance range for each time period presented. Annual but not quarterly guidance provided in FY18 and FY19. Guidance not provided in FY20. Quarterly but not annual guidance provided in FY21.
12

The Company talked down forward estimates/guidance consistently, taking credit for beating significantly lowered expectations is a hollow victory

We believe the perpetual estimate declines speaks volumes about the inability of the Company to effectively communicate about guidance

EARNINGS ESTIMATES HAVE CONSISTENTLY BEEN REDUCED
VENTAS
EARNINGS ESTIMATES HAVE FALLEN MATERIALLY EACH YEAR BEGINNING IN 2016
• Analysts rely on company assumptions/commentary, and peer performance to forecast earnings and VTR has consistently missed expectations
• CEO Cafaro in response to analyst questions about the troubling trend of earnings estimates declines stated, "I can't account for your business, for you and your colleagues." March 7, 2022
Ventas' Consensus FFO/Share Earnings Revision Have Cascaded Lower
Even as pandemic impact had run its course and senior housing was inflecting up, VTR still saw material downward revisions due to company-specific issues (ESL)
Consensus FFO Per Share 2016 Consensus FFO Per Share 2017 Consensus FFO Per Share 2018 Consensus Per Share 2019
Consensus FFO Per Share 2020 Consensus FFO Per Share 2021 Consensus FFO Per Share 2022
Source: Bloomberg
Note: Data through 03/04/2022
LANDandBUILDINGS
www.CureVentas.com
17

Source: Land & Buildings, SEC filings

UNIMPRESSIVE CURATED ANALYST COMMENTARY



Just because a management team is "battle-tested", doesn't mean it's the "right team" in our view

This capital allocation quote simply says the Company "shifted its portfolio recently", not that these investments were the rights ones

While disclosures are historically poor and need enhancement, improving disclosures is not the primary communication issue to solve in our view

We certainly agree there is substantial opportunity in VTR stock, but these quote make it clear to us <u>analysts are betting on the senior housing industry-wide upside, not Ventas-specific actions</u>

Analysts Recognize Our Progress and Momentum

Ventas has the right team…

"Ventas has a battle-tested management team, with a high-quality, diversified portfolio. As COVID fades, we have gained increased conviction in the senior housing recovery with accelerating demographic driven demand and moderate supply. External growth accretion should also improve with a stronger cost of capital."
– **BMO Capital Markets, 11 March 2022**

… taking the right actions...

"The company shifted its portfolio recently, expanding MOB and Life Science assets, restructuring senior living, exiting skilled nursing and growing the third-party management business, all of which were enhanced by the $3.7 billion investments in 2021."
– **Stifel, 7 March 2022**

… and clearly communicating...

"We are upgrading VTR… Our upgrade reflects our positive outlook on accelerating senior housing fundamentals. We like VTR's expanded disclosures and change to how it reports earnings (post market close)."
– **Bank of America, 11 March 2022**

"While ultimately execution will be the main driver of performance going forward – we commend VTR on its improved disclosure and earnings release format, which will help the investment community better understand and analyze the business."
– **Citi, 17 February 2022**

… to capture the upside of the market recovery and drive shareholder value

"We continue to believe VTR is well positioned to benefit from the ongoing seniors housing recovery that should drive strong, accelerating earnings growth in 2022 and 2023 … However, the seniors housing recovery should accelerate in the Spring / Summer offset by elevated operating expense pressures that should moderate in 2H22 and 2023."
– **RBC Capital Markets, 8 March 2022**

"With estimates largely reset, we continue to see attractive upside in the stock (without needing to assume the multiple discount to peers returns to historical levels) through (1) improved pricing power and robust lead volumes; (2) lower contract labor usage/cost potentially serving as a deflationary offset to rising expenses; and (3) the fragmented industry continuing to provide accretive acquisition opportunities."
– **Baird, 15 December 2021**

"We walked away from 4Q with greater conviction in SHOP's recovery with stronger-than-expected pricing helping offset agency cost pressures that should moderate."
– **BMO Capital Markets, 11 March 2022**

"VTR is a longer-term value play on senior housing – with upside in its operating segment via REVPOR growth. This is balanced by ongoing strength in its life science segment and steady MOB business."
– **Mizuho, 20 January 2022**

Source: Land & Buildings, SEC filings















A TWO-TIER BOARD STRUCTURE

Seemingly surface-level Board refreshment: most recently appointed directors each only sit on one Board committee, do not chair any committees, and are not on the powerful Investment Committee or Executive Committee

Ongoing and Thoughtful Board and Committee Refreshment
VENTAS
Four New Independent Directors Appointed in the Last Three Years Replacing Three Retiring Directors
Sean Nolan
Life Sciences
Marguerite Nader
REITs
Maurice Smith
Healthcare
Michael Embler
Investor
2018
2019
2020
2021
2022
Glenn Rufrano retirement
Richard Gilchrist retirement
Jay Gellert to retire at 2022 AGM
Recent Committee Chair Actions
Matthew Lustig as new Chair of Investment Committee in 2021
Roxanne Martino as new Chair of Compensation Committee in 2021
Melody Barnes as new Chair of Nominating and Corporate Governance Committee as of 2022 AGM

A BOARD IN NEED OF REAL CHANGE AND REFRESHMENT
VENTAS
DEEP SEATED ISSUES ARE APPARENT IN THE VENTAS BOARDROOM
• 5 directors with tenure over 10 years
• Ventas' total shareholder return, earnings growth and valuation underperformance has been concentrated in prior 10 years
• The 3 most recently elected directors appear to be relegated to second-tier status
• None of these directors serve on powerful committees such as the Executive Committee, Investment Committee or Nominating and Corporate Governance Committee
• Each is a member of just one committee while every other director is on two or three committees
• None of these directors chair any committees
• Conversely, Michael Embler, the Company's recent hand-picked new Director, has two committee assignments, including the Investment Committee
Board and Major Committees Led by Long Tenured Directors
Debra A Cafaro
Jay M Gellert*
Robert D Reed
James D Shelton
Matthew Joseph Lustig
Melody C Barnes
Walter C Rakowich
Roxanne M Martino
Sean P Nolan
Marguerite M Nader
Maurice S Smith
Michael J Embler
EC
IC
NC
CC
AC
5
10
15
20
25
Tenure (Years)
Source: Company filings; Note: Jay Gellert to retire from Board at 2022 Annual Meeting*
LANDandBUILDINGS
www.CureVentas.com
34

Source: Land & Buildings, SEC filings







LAND & BUILDINGS HAS OFFERED VALUE-ENHANCING IDEAS AND CONSISTENTLY SOUGHT A CONSTRUCTIVE SOLUTION

VENTAS®

Land & Buildings has offered a 4-pronged, detailed approach to restoring Ventas to blue-chip status – the substance of which was repeatedly discussed with the Company over the past roughly 4 months

Since Campaign Began In November 2021, L&B Has Offered <u>No</u> Substantive Ideas to Drive Value For All Ventas Shareholders

VENTAS®

Nov 2021

Nov. 24
- **L&B counsel** requests copy of director nomination questionnaire with **no engagement during prior months**
- Mr. Litt emails Debra Cafaro requesting meeting
- Ms. Cafaro responds and schedules meeting

Nov. 30
Company provides requested director questionnaire

Late November
L&B moves shares into record position

Dec 2021

Dec 1
Ms. Cafaro and Bob Probst, CFO, hold call with Mr. Litt; Ventas asks for suggestions

☒ Mr. Litt did not raise any substantive or strategic recommendations, other than his joining the Board

Dec 10
L&B submits formal nomination notice naming two directors – Mr. Litt and Ms. Applebaum, a retired steel and metals analyst

Dec 15
Ventas offers to enter into confidentiality agreement to engage in potential settlement discussions

☒ L&B refused to enter a confidentiality agreement

Jan 2022

Jan 7 & 10
NCG Committee interviews Mr. Litt

☒ Mr. Litt was asked to provide references and never did so

Jan 11
Board informs Mr. Litt that neither L&B candidates meet the Ventas Board's standards

Jan 19
Ventas attempts to continue constructive dialogue with Mr. Litt, including settlement proposal:
- a) Providing Mr. Litt access to the Company to provide perspectives and views
- b) Seeking L&B input on Company's ongoing Board enhancement and succession planning processes
- c) Reviewing scope of responsibilities of Board's Investment Committee

☒ After learning that Mr. Litt would not be immediately appointed to the Ventas Board, L&B declared an 'impasse' and ceased further engagement

Feb 2022

Nearly one month passed, from late January to late February

☒ L&B did not make attempt to engage following Ventas's settlement proposal

Feb 24
Notwithstanding Mr. Litt's silence, Ms. Cafaro once again reaches out to Mr. Litt reiterating willingness to continue discussions

Mar 2022

March 6
L&B leaks info to WSJ about Mr. Litt's efforts to secure a board seat at Ventas. WSJ article published

March 7

☒ Coinciding with the beginning of the Citi conference, L&B issues a press release and files a preliminary proxy nominating Mr. Litt; discloses ownership position of ~0.2%

☒ L&B withdraws second nominee, Michelle Applebaum from slate

March 14
Ventas files its preliminary proxy

March 29
- Ventas issues a press release, mails letter to shareholders and files its definitive proxy
- L&B files a definitive proxy nominating Mr. Litt and mails letter to Ventas shareholders

WHAT JONATHAN LITT WOULD DO FROM DAY ONE
VENTAS®
COLLABORATE WITH THE BOARD TO HELP RESTORE VENTAS TO ITS BLUE-CHIP STATUS
Capital allocation discipline
Repair investor communications
Internal growth acceleration
Governance reinvigorated
LANDandBUILDINGS
www.CureVentas.com
CURING VENTAS: CAPITAL ALLOCATION
CURING VENTAS: REPAIRING INVESTOR COMMUNICATIONS
CURING VENTAS: INTERNAL GROWTH ACCELERATION
CURING VENTAS: GOVERNANCE INVIGORATED

Land & Buildings has attempted multiples times to restart a constructive dialogue, including in early April when Mr. Litt reached out to CEO Cafaro, but was rebuffed and offered no concessions other than a repayment of expenses

Source: Land & Buildings, SEC filings









JONATHAN LITT IS A UNIQUELY QUALIFIED DIRECTOR NOMINEE

VENTAS®

We Thoroughly Evaluated Mr. Litt and Determined He Did Not Meet the Standards for Board Service

VENTAS®

Relevant Skills	Select Credentials of Ventas Directors	Mr. Litt's Credentials
Institutional Investment Experience	• **Michael Embler:** Oversaw $85B in AUM and 25 investment professionals • **Roxanne Martino:** Managed $14B+ in AUM; inducted into InvestHedge Hall of Fame and recognized as one of "50 Leading Women in Hedge Funds" • **Matthew Lustig:** Oversaw multiple funds, including Lazard Senior Housing Partners, with $2.5B+ of equity capital invested in REITs and real estate operating companies	× Manages a small hedge fund with a five-person team; no clarity into fund's return track record
Public Company Board Service	• Average ~12 years of service on public company Boards	× Currently on zero public company Boards × Served for 1 year at Taubman Centers after second proxy fight; asked by other directors to not stand for re-election × Served for ~2 years at Mack Cali following appointment as part of settlement agreement
Healthcare or Public Policy Experience	• **Melody Barnes:** Accomplished governance and public policy expert; advised President Obama on and negotiated for the Health Care and Education Reconciliation Act • **Michael Embler:** Director at Kindred Healthcare, a healthcare company specializing in long term acute care hospitals, inpatient rehabilitation facilities and behavioral health hospitals • **Denny Shelton:** Experienced healthcare executive and director with wealth of expertise in hospitals, medical office buildings and other care settings • **Maurice Smith:** CEO of 5th largest health insurer in the U.S.; recognized as one of Modern Healthcare's 100 Most Influential People in Healthcare in 2020 and 2021 • **Sean Nolan:** ~30 years of experience in life sciences industry as public company executive, operator and serial entrepreneur; CEO of AveXis when sold for $8.7B • **Robert Reed:** Accomplished hospital system executive and finance professional	× No healthcare industry experience (including senior living) × No public policy experience × Land & Buildings ran a prolonged and unsuccessful campaign at Brookdale Senior Living; won no board seats and incurred meaningful loss on its investment
Operational REIT Experience	• **Maguerite Nader:** 20+-year track record as an accomplished REIT executive; Current Nareit Chair • **Walter Rakowich:** Extensive experience as seasoned and accomplished REIT executive and finance professional; led a dramatic turnaround at Prologis and the $17B merger with AMB	× No operational REIT experience × Limited direct experience in leasing, development, acquisitions, capital markets or other critical aspects of a REIT's operations
ESG Expertise	• Multiple directors with ESG expertise	× None

Mr. Litt has served on multiple REIT boards, and for the last 30 years has been an outspoken shareholder advocate as the #1-ranked analyst for 8 years by Institutional Investor magazine and as a leading activist in the REIT industry since 2012

WHY JONATHAN LITT IS THE RIGHT SHAREHOLDER REPRESENTATIVE

VENTAS®

UNPARALLELED EXPERTISE IN REIT FINANCIAL ANALYSIS, CAPITAL ALLOCATION AND GOVERNANCE IMPROVEMENT

- 30-year career researching, analyzing and investing in public and private real estate, including healthcare
  - Has followed Ventas since before its creation, covered the company and many other healthcare REITs as a sell-side REIT analyst
- Top-rated REIT analyst
  - Led the #1 Institutional Investor All American Real Estate Research Team for 8 years and was top ranked for 13 years while at Citigroup, PaineWebber and Salomon Brothers
- Prior REIT Board experience
  - Has successfully joined boards in the past as a lone voice and generated positive change and shareholder value
  - Proven track record of driving governance improvements and holding management teams accountable
- Investment results demonstrate capital allocation expertise
  - Since inception, Land & Buildings' activist positions have materially outperformed the REIT universe

LANDandBUILDINGS www.CureVentas.com 44

Mr. Litt proactively sought to not stand for election at Taubman Centers (TCO) after achieving several major objectives and helped catalyze significant positive change at Brookdale Senior Living (BKD) including new management, several new board members and asset sales before the stock was derailed by the COVID-19 pandemic

Source: Land & Buildings, SEC filings





Land & Buildings Has Chosen to Target Our Presiding Director Denny Shelton, an Accomplished Healthcare Executive

James D. Shelton – Background & Credentials



- Joined the Ventas Board in March 2008 and has served as Presiding Director since May 2016
  - Member of the Compensation and Nominating and Corporate Governance Committees
  - Served as Chair of Nominating and Corporate Governance Committee, driving strong board refreshment, governance practices and ESG leadership, as well as board self-evaluation processes as Presiding Director
- In the Ventas boardroom, Shelton brings a wealth of expertise on hospitals, medical office buildings and other care settings, which collectively comprise 41% of our NOI
- Best-in-class network of relationships in the highly complex healthcare ecosystem, including with many of Ventas's tenants
- Served as non-executive Chairman (2010-15) and interim CEO (2010-11) at Omnicare, as well as Chairman and CEO of Triad Hospitals (1999-2007)
- Previously was President of multiple groups of Columbia/HCA Healthcare (now HCA) and, before that, Executive Vice President of National Medical Enterprises (now Tenet Healthcare)

Triad Hospitals – Governance & Value Creation Case Study

- Shelton led Triad Hospitals as Chairman and CEO from its 1999 spin-off from HCA, through its acquisition of Quorum Health Group in 2000 until its 2007 sale
- In 2007, Triad received a $4.7bn buyout offer from Goldman Sachs and CCMP; shortly thereafter, Community Health Systems topped the bid, paying $5.1bn in a deal that created the largest publicly traded U.S. hospital system
- Triad Hospitals delivered **TSR of 321%** from its 1999 spin-off through sale, outpacing the S&P 500's 28%

Omnicare – Governance & Value Creation Case Study

- In 2008, Shelton was elected to the Board of Omnicare, a provider of pharmaceutical services to elder-care facilities
- Shelton was tapped as Interim CEO in July 2010; following appointment of a permanent CEO in December 2010, Shelton was appointed non-executive Chairman
- In this role, Shelton took necessary steps to optimize performance; oversaw numerous management changes, including two CEO transitions
- Served in this role until Omnicare was acquired by CVS Health in 2015 for $12.7bn
- Omnicare delivered **TSR of 305%** during Shelton's tenure as non-executive Chairman, far outpacing the S&P 500's 84%

On the Company's slide highlighting Mr. Shelton, Ventas fails to even mention his Director tenure at Envision Healthcare (NYSE: EVHC), a national medical group. EVHC was created following a public-to-public merger and declined 32% during his time on the Board (from December 2016 to October 2018), inclusive of its acquisition by KKR.

EVHC Share Price Declined Materially Under Mr. Shelton's Tenure



Source: Land & Buildings, SEC filings, Bloomberg





FOR ADDITIONAL INFORMATION

Dan Zacchei
Longacre Square Partners
dzacchei@longacresquare.com

John Ferguson
Saratoga Proxy Consulting
jferguson@saratogaproxy.com
(212) 257-1311